Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-208056

December 14, 2015

Yirendai Ltd.

Yirendai Ltd., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc at 1-866-718-1649, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or China Renaissance Securities (US) Inc. at 1-844-268-2010. You may also access the Company’s most recent prospectus dated December 14, 2015, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC on December 14, 2015, or Amendment No.  4 by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1631761/000119312515402138/d852976df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated December 10, 2015 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 4.

(1)	Amend the second sentence of the third paragraph on the prospectus front cover page as follow:

Following the completion of this offering and the concurrent private placement to Baidu (Hong Kong) Limited, or Baidu Hong Kong, we will be a “controlled company” as defined under the Corporate Governance Rules of the NYSE because CreditEase Holdings (Cayman) Limited, or CreditEase, will hold 85.5% of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or 83.9% of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full.

(2)	Amend the organizational chart and the paragraph immediately prior to the chart on pp. 5, 6 and 72 as follows:

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entity, immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and including 2,000,000 ordinary shares we will issue and sell in the private placement to Baidu Hong Kong concurrently with this offering, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price:

        Equity interest

        Contractual arrangements

(1)	The shareholders of Heng Cheng are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

(3)	Amend the second sentence of the second paragraph on p. 6 as follows:

Upon the completion of this offering, CreditEase will remain as our parent company and controlling shareholder, with a shareholding of 85.5% of our then outstanding ordinary shares assuming (i) the underwriters do not exercise their over-allotment option and (ii) we issue and sell 2,000,000 ordinary shares in the private placement to Baidu Hong Kong concurrently with this offering, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(4)	Add the following on p. 9:

Concurrent private placement	Concurrently with, and subject to, the completion of this offering, Baidu Hong Kong, a subsidiary of Baidu, Inc., has agreed to purchase from us US$10.0 million in ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio, or the concurrent private placement. Assuming an initial offering price of US$10.00 per ADS, the mid-point of the estimated range of the initial public offering price, this investor will purchase 2,000,000 ordinary shares from us. Our proposed issuance and sale of ordinary shares to this investor is being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the U.S. Securities Act of 1933, as amended, or the Securities Act. Under the subscription agreement executed on December 14, 2015, the completion of this offering is the only substantive closing condition precedent for the concurrent private placement and if this offering is completed, the concurrent private placement will be completed concurrently. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

(5)	Amend “Ordinary shares outstanding immediately after this offering” on p. 9 as follows:

Ordinary shares outstanding immediately after this offering	117,000,000 ordinary shares (or 119,250,000 ordinary shares if the underwriters exercise their over-allotment option in full), including 2,000,000 ordinary shares we will issue and sell in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(6)	Amend “Use of proceeds” beginning on p. 10 as follows:

Use of proceeds	We expect that we will receive net proceeds of approximately US$66.2 million from this offering, assuming an initial public offering price of US$10.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as well as net proceeds of approximately US$9.3 million from the concurrent private placement to Baidu Hong Kong.

We plan to use the net proceeds of this offering and the concurrent private placement primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds” for more information.

(7)	Amend “Lock-up” on p. 11 as follows:

Lock-up	We, our directors, executive officers, our existing shareholder and Baidu Hong Kong have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

(8)	Add the following on p. 11:

Reserved ADSs	At our request, the underwriters have reserved five percent of the ADSs to be sold by us and offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and related persons through a directed share program.

(9)	Amend the first sentence of the risk factor “CreditEase will control the outcome of shareholder actions in our company” on p. 36 as follows:

Upon completion of this offering, CreditEase will hold 85.5% of our outstanding ordinary shares, representing 85.5% of our total voting power, assuming (i) the underwriters do not exercise their over-allotment option and (ii) we issue and sell 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(10)	Amend the risk factor beginning on p. 47 as follows:

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering and the concurrent private placement to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering and the concurrent private placement to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and the concurrent private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

(11)	Amend the second sentence of the risk factor “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution” on p. 56 as follows:

As a result, you will experience immediate and substantial dilution of US$7.59 per ADS, representing the difference between the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of September 30, 2015, after giving effect to the net proceeds to us from this offering and the concurrent private placement.

(12)	Amend the second sentence of the risk factor “Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline” beginning on p. 57 as follows:

Immediately after the completion of this offering, we will have 117,000,000 ordinary shares outstanding including (i) 15,000,000 ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option and (ii) 2,000,000 ordinary shares we will issue and sell in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(13)	Amend the second risk factor on p. 60 as follows:

You must rely on the judgment of our management as to the use of the net proceeds from this offering and the concurrent private placement, and such use may not produce income or increase our ADS price.

A significant portion of the net proceeds of this offering and the concurrent private placement is allocated for general corporate purposes, which may include working capital needs and potential acquisitions, partnerships and alliances. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering and the concurrent private placement may be placed in investments that do not produce income or that lose value.

(14)	Amend the “Use of Proceeds” section on p. 65 as follows:

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$66.2 million, or approximately US$76.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us, as well as net proceeds of approximately US$9.3 million from the concurrent private placement. These estimates are based upon an assumed initial public offering price of US$10.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$6,975,000, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering and the concurrent private placement primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering and the concurrent private placement. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering and the concurrent private placement. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the concurrent private placement differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our American Depositary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering and the concurrent private placement, and such use may not produce income or increase our ADS price.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering and the concurrent private placement, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to obtain approval from the MOC or its local counterparts, which will decide within 90 days after receiving the application. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

(15)	Amend the “Capitalization” section on p. 67 as follows:

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2015:

•	on an actual basis;

•	on an as adjusted basis to reflect (i) the sale of 15,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$10.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option and (ii) the issuance and sale of 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2015
	Actual	As Adjusted(2)
	(in US$ thousands)
Equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 100,000,000 shares issued and outstanding on an actual basis and 117,000,000 ordinary shares outstanding on an as adjusted basis(1)	10	12
Additional paid-in capital(3)	50,910	126,358
Accumulated other comprehensive loss	(1,649)	(1,649)
Retained earnings	16,132	16,132
Total equity(3)	65,403	140,853

Total capitalization(3)	65,403	140,853

Notes:

(1)	On January 5, 2015, we effected a 10,000-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$1.00 each was divided into 10,000 ordinary shares of a par value of US$0.0001 each, and the number of our authorized shares was increased from 50,000 to 500,000,000, of which 10,000 ordinary shares were issued and outstanding and were owned by CreditEase. On June 25, 2015, we issued 99,990,000 ordinary shares, par value US$0.0001 each, to CreditEase for an aggregate purchase price of US$9,999. The share split and the share issuance have been retroactively reflected for all periods presented herein.

(2)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$6,975 thousand.

(16)	Amend the “Dilution” section on pp. 68 and 69 as follows:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2015 was approximately US$65.4 million, or US$0.65 per ordinary share as of that date and US$1.31 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering and the concurrent private placement, from the assumed initial public offering price of US$5.00 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2015, other than to give effect to (i) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale of 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price, our as adjusted net tangible book value as of September 30, 2015 would have been US$140.9 million, or US$1.20 per ordinary share and US$2.41 per ADS. This represents an immediate increase in net tangible book value of US$0.55 per ordinary share and US$1.10 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$3.80 per ordinary share and US$7.59 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	5.00	US$	10.00
Net tangible book value as of September 30, 2015	US$	0.65	US$	1.31
As adjusted net tangible book value after giving effect to this offering and the concurrent private placement	US$	1.20	US$	2.41
Amount of dilution in net tangible book value to new investors in this offering	US$	3.80	US$	7.59

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would, after giving effect to this offering and the concurrent private placement, increase (decrease) our as adjusted net tangible book value by US$6,975,000, the as adjusted net tangible book value per ordinary share and per ADS by US$0.06 per ordinary share and US$0.12 per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.44 per ordinary share and US$0.88 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on an as adjusted basis as of September 30, 2015, the differences between existing shareholder and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
	(in US$ thousands, except for share, per share and per ADS data, and percentages)
Existing shareholder	100,000,000	85.5%	US$	50,920	37.5%	US$	0.51	US$	1.02
Concurrent private placement	2,000,000	1.7%	US$	10,000	7.3%	US$	5.00	US$	10.00
New investors	15,000,000	12.8%	US$	75,000	55.2%	US$	5.00	US$	10.00

Total	117,000,000	100.0%	US$	135,920	100.0%

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

In addition, the discussion and tables above exclude 10,000,000 ordinary shares reserved for future issuance under our 2015 share incentive plan, which may be granted as options, restricted shares and restricted share units.

(17)	Amend the second sentence of the first paragraph on p. 76 as follows:

Upon the completion of this offering, CreditEase will remain as our parent company and controlling shareholder, with a shareholding of 85.5% of our then outstanding ordinary shares assuming (i) the underwriters do not exercise their over-allotment option and (ii) we issue and sell 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(18)	Amend the fourth paragraph on p. 113 as follows:

We estimate that we will receive net proceeds of approximately US$66.2 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus, and we will receive net proceeds of approximately US$9.3 million from the concurrent private placement. Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placement into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.3556 for US$1.00 as of September 30, 2015 to a rate of RMB6.9912 to US$1.00, will result in an increase of RMB48.0 million in our net proceeds from this offering and the concurrent private placement. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.3556 for US$1.00 as of September 30, 2015 to a rate of RMB5.7200 to US$1.00, will result in a decrease of RMB48.0 million in our net proceeds from this offering and the concurrent private placement.

(19)	Amend the first sentence of the six paragraph on p. 113 as follows:

After the completion of this offering, we may invest the net proceeds we receive from the offering and the concurrent private placement in interest-earning instruments.

(20)	Amend the second paragraph on p. 163 as follows:

The calculations in the table below are based on 100,000,000 ordinary shares outstanding as of the date of this prospectus, and 117,000,000 ordinary shares outstanding immediately after the completion of this offering, including (i) 15,000,000 ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their over-allotment option and (ii) 2,000,000 ordinary shares we will issue and sell in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(21)	Amend the table on p. 163 as follows:

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	43,430,000	43.4	43,430,000	37.1%
Huan Chen	—	—	—	—
Quan Zhou(2)	*	*	*	*
Tina Ju(3)	—	—	—	—
Sam Hanhui Sun***	—	—	—	—
Jingsheng Huang***	—	—	—	—
Qing Li***	—	—	—	—
Yihan Fang	—	—	—	—
Yu Cong	—	—	—	—
Yiting Pan	—	—	—	—
Nian Duan	—	—	—	—
Jike Chong	—	—	—	—
Xiaojia Sun	—	—	—	—
Wei Song	—	—	—	—
All Directors and Executive Officers as a Group	43,430,000	43.4	43,430,000	37.1%

Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	100,000,000	100.0	100,000,000	85.5%

(22)	Amend the footnote “†” beginning on p. 163 as follows:

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 100,000,000. The total number of ordinary shares outstanding after the completion of this offering will be 117,000,000, including (i) 15,000,000 ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their over-allotment option and (ii) 2,000,000 ordinary shares we will issue and sell in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(23)	Add the following to the end of the second paragraph on p. 167:

We will issue 15,000,000 ordinary shares represented by our ADSs in this offering, assuming the underwriters do not exercise the over-allotment option, and issue 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(24)	Amend the first sentence of the first paragraph on p. 187 as follows:

Upon completion of this offering, we will have 7,500,000 ADSs outstanding, representing approximately 12.8% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, and assuming we issue and sell 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price.

(25)	Amend the first sentence of the third paragraph on p. 187 as follows:

Furthermore, each of our directors, executive officers, existing shareholder and Baidu Hong Kong has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs.

(26)	Amend the first bullet point of the first paragraph on p. 188 as follows:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 1,170,000 ordinary shares, assuming the underwriters do not exercise their over-allotment option, and assuming we issue and sell 2,000,000 ordinary shares in the concurrent private placement, which number of shares has been calculated based on an assumed initial offering price of US$10.00 per ADS, the mid-point of the estimated range of initial public offering price; or

(27)	Add the following paragraph on p. 196:

Concurrently with, and subject to, the completion of this offering, Baidu Hong Kong, a subsidiary of Baidu, Inc., has agreed to purchase from us US$10.0 million in ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial offering price of US$10.00 per ADS, the mid-point of the estimated range of the initial public offering price, this investor will purchase 2,000,000 ordinary shares from us. Our proposed issuance and sale of ordinary shares to this investor is being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Under the subscription agreement executed on December 14, 2015, the completion of this offering is the only substantive closing condition precedent for the concurrent private placement and if this offering is completed, the concurrent private placement will be completed concurrently.

(28)	Amend the last paragraph beginning on p. 197 as follows:

We and all of our directors, executive officers, existing shareholder and Baidu Hong Kong have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”) and as applicable:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

(29)	Add the following on p. 200:

Directed Share Program

At our request, the underwriters have reserved five percent of the ADSs to be sold by us and offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and related persons through a directed share program. The ADSs purchased by our directors and officers will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.